SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 25, 2007

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom presentation to financial analysts re. third quarter 2007 financial results.

france telecom 3Q07 results October 25 th 2007

this presentation contains forward-looking statements and information on France Telecom's objectives, in particular for 2007. Although France Telecom believes that these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties and there is no certainty that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could result in material differences between the objectives presented and the actual results achieved include, among other things, changes in the telecom market’s regulatory environment, competitive environment and technological trends, the success of the NExT plan and other strategic initiatives based on the integrated operator model as well as France
Telecom’s financial and operating initiatives, and risks and uncertainties attendant upon business activity, exchange rate fluctuations and international operations.
the financial information in this presentation is based on international financial reporting standards (IFRS) and is subject to specific uncertainty factors given the risk of changes in IFRS standards.
more detailed information on the potential risks that could affect France Telecom's financial results can be found in the Document de Référence filed with the French Autorité des
Marchés Financiers and in the Form 20-F filed with the U.S. Securities and Exchange
Commission.
market share figures at September 30, 2007 included in this presentation are
France Telecom estimates.
financial data for the third quarter 2006 and the third quarter 2007 are unaudited.
cautionary statement

3 3Q07 Group Highlights

3Q07 highlights
strong performance in 3Q07
3Q strong performance drivers:
– continuing good resilience of French activities (including wholesale)
and a strong summer season
– higher mobile revenue growth both in Spain and in the UK
– sustained performance in growing markets
– enterprise growth thanks to a slower pace in legacy voice decrease resulting in:
– strong organic revenue growth in 3Q: +3.5% yoy
– GOM increase by 5.1% leading to a GOM rate of 37.7%
(+0.6 pt vs 3Q06)
– high level of cash flow generation
FY 2007 should be in line with the first 9 months of 2007,
leading us to upgrade FY07 guidance

+3.0% 14,510 14,084
GOM
36.8% 36.6%
in % of rev
-4.0% 4,401 4,583
CAPEX
11.2% 11.9%
in % of rev
+6.4% 10,110 9,501
GOM – CAPEX
51.3%                           51.0% in % of rev
+3.1% 20,210 19,609
GOM pre-commercial
expenses
+2.5% 39,420 38,471
revenues
key points 06/07
9M07
actual
9M06
C.B.
in million of euros
3Q07 key financial achievements
solid 9 months performance
sustained revenue growth,
with a strong 3Q (+3.5%)
cost base kept under control
as announced
GOM rate increase, in a 3Q favourable
environment
higher level in 4Q should compensate
for lower 3Q due to seasonality effect
strong increase mainly driven
by GOM rise
+0.3pt
+0.2pt

mobile remains the main growth driver of the Group
home revenue increase driven by solid activity in France, in Spain and improvement in Poland
continued improvement of Enterprise trend with a strong revenue growth for 3Q thanks to resilience of legacy business and growth of
ICT services
-1.3%
-0.4%
0.2%
-0.6%
-1.8%
2.3%
-0.4%
-3.7%
-2.3%
-2.0%
1.2%
1.0%
1.8%
2.1%
3.5%
3.7%
4.3%
5.1%
6.0%
5.0%
3Q06 4Q06 1Q07 2Q07 3Q07
evolution of revenue growth by quarter on a comparable basis personal
group
enterprise
home
3Q07 revenue growth
strong growth accross all operations

resilience of legacy business
and growth driven by ICT
services
steady growth driven mainly
by Romania and Egypt
confirmation of improvement
in UK and Spain
growing
markets*
mature
countries*
France
enterprise
€12.8Bn
€13.1Bn
evolution of revenue growth by quarter on a comparable basis sustained performance
of domestic operations with
the acceleration of wholesale
activity
€13.5Bn
0.3%
1.8%
0.4%
1.0%
3.5%
* see glossary
3Q07 revenue growth
all businesses are contributing to Group growth
contribution to 3Q
Group growth
1.9%
1.0%
1.3%
1.5%
0.3%
-1.4%
14.3%
14.1%
16.9%
2.3%
-0.4%
-2.0%
1Q07 2Q07 3Q07

50.6%
50.0%
50.9%
52.7%
52.2%
50.1%
36.2%
37.7%
36.4%
36.3%
37.1%
36.5%
1Q 2Q 3Q 1Q 2Q 3Q
GOM rate pre-commercial expenses GOM rate
GOM drivers in 3Q07:
– roaming regulation impact from September
– subscription fee increase in France (July 3
rd
, 2007)
– stable wholesale tariffs in France
– improved control over operational costs (-0.6 pt yoy as a % of revenues)
evolution of margin by quarter on comparable basis
3Q07 Gross Operating Margin
improvement over 3Q06 with stable commercial costs in 3Q07
2006 2007

headcount evolution effect
improved control of abundance offers
impact of mobile termination rate cuts
commercial costs remain under control
12.1%
11.4%
14.5%
14.4%
5.1%
5.2%
15.1%
15.6%
16.4% 16.9%
9M06 CB 9M07
interconnection
other IT&N
commercial
expenses
labour
general, properties
and others
€24,387m
(63.4% of revenues)
€24,910m
(63.2% of revenues)
evolution of opex (in % of revenues)
accrual reversal in 1H06 (Lebanon)
new accruals in 2007 (Poland…)
mobile licence fees in France
+2.1% yoy
(-0.2pt)
ongoing improvement of cost structure
reductions in interconnection and labour costs

1,434
1,735
1,387
1,660
1,520
2,165
1,232
10.6%
13.3%
16.3%
11.6%
13.0%
11.0%
9.6%
1Q 06 2Q 06 3Q 06 4Q 06 1Q 07 2Q07 3Q07
capex in €m capex as a % of revenues
9M06 : 11.9% of  rev. 9M07 : 11.2% of  rev.
* 2006 figures on historical basis
evolution of capex* (in million euros)
capex per item
at the end of September (in %)
capex
lower level in 3Q due to seasonality effect
growing
markets
enterprise
mature Fixed
mature
mobile
24%
30%
40%
6%

11 3Q07 regional performance

9M revenues:  +0.5% yoy
on a comparable basis
(+3.7% excl. CTR)
sustained revenue growth in 3Q (+1.2% and +4.3% excl. CTR impact)
– ARPU** stands at €399 (-3.3% yoy, -0.8% excl. CTR impact)
– non-voice revenue growth, now representing 17% of network revenues continuing increase of the customer base at 23.5m (+4.3% yoy) in a more competitive market in 3Q
– improving contract mix at 65.3%, with 305k contract net adds in 3Q
– commercial performance in line with our strategy focused on retention
(contract churn now below 11%)
– increase of market share including MVNO customers at 46.8% (1.2m MVNO customers)
(in million of euros)
46.8%
46.7%
46.5%
46.7%
46.5%
44.4%
44.5%
44.5%
45.0%
45.2%
3Q06 4Q06 1Q07 2Q07 3Q07
Orange market share evolution*
market share incl MVNO market share excl MVNO
3Q07 personal France
solid performance in revenue and market share
* Company estimates, **annual rolling ARPU
7,351
7,385
19
116
-133
-228
260
9M06 CB customer
base impact
CTR Impact voice non-voice equipement
& others
9M07

Actu
Cartoon
Humour
Musique
Desperate Housewives
TV/Séries
Cinéma
plus belle la vie

505
539
570
637
sept-06 march 07 june 07 sept-07
strong take off in TV on mobile with now
637k active users
the average monthly usage of active
customers is 32 min in 3Q07 (+33% yoy)
more than 100k active users have an
unlimited option at €10 or €12 per month
launch of Orange Sport TV in September
already more than 64k mobile active users
61 live channels (free-to-air, TNT, thematic TV)
3,000 videos available
(ow 500 new every week)
+26%
3Q07 personal France
“TV on Mobile” takes off
active users base (000s)

9M revenues: +1.4% in yoy on comparable basis
(in million of euros)
ADSL market
share* (%)
* company estimates
ongoing revenue growth in 3Q at +1.9% yoy
– continued strong growth in domestic wholesale revenues (carrier): +16.3% in 3Q and +11.8% in 9M
– positive impact of subscription fee increase : + €156m in 9M
– sustained growth in internet revenues (+30% yoy)
ADSL: very strong share of conquest for the quarter at 51.7%: 6.9 million customers end of
3Q
– high success of the Net offers with 312k net adds for 3Q: doubled share of net adds in dense areas
– increase of quarterly broadband ARPU from €28.2 in 3Q06 to €30.7 in 3Q07 (+8.8% yoy)
– Livebox: 68% of ADSL customers, VoIP: 51%, TV: 14%
1Q07: -€98m         +€127m
2Q07: -€147m       +€150m
3Q07: -€141m       +€150m
3Q07 home France
revenue growth driven by broadband and wholesale
51.7%
47.8%
47.6%
45.1%
48.0%
49.2%
49.2%
49.3%
49.6%
49.3%
3Q06 4Q06 1Q07 2Q07 3Q07e
net adds market share market share
13,315
13,137
-385
-38
174 427
9M06 CB PSTN
internet
carrier others 9M07

25.95
25.47
24.77
23.94 23.44
4.54 3.90
3.03
2.27 1.56
3Q06 4Q06 1Q07 2Q07 3Q07
number of FT retail lines number of wholesale lines
27.51 27.74 27.80 27.84 27.98
total number of fixed lines
(in million)
full unbundling: stabilized pace in 3Q07 with continuing transfer from partial unbundling wholesale line rental: following a start in 1Q and a peak in 2Q, strong reduction of lines migrated from pre-selection
naked ADSL lines: slow down in competitors’ acquisitions especially in non-unbundled areas while Orange Naked ADSL subscribers almost doubled in a quarter (+312k in 3Q)
-476k -696k -832k -499k
3Q07 home France
slowdown of retail line losses in an increasing market
1Q
net adds
2Q
net adds
3Q
net adds
base end
of Sept.
full unbundling 442 302 336 3,142
WLR
65
369 143 592
naked ADSL 254 200 163 805
? retail
lines

France: priorities & outlook
personal
home
meet the challenge of aggressive competitor commercial campaigns via:
–
iPhone launch end of November
–
boosting blockbuster handsets sales
–
ongoing off-net abundance offers
develop new MVNO and licence revenues
continue to target new comers in broadband
control evolution of ADSL churn thanks to the Net offers
pursue deployment of Net offers in dense areas
continue to improve customer satisfaction and quality of services ongoing FTTH deployment

9,992
10,222
4,918 5,408
9M06 9M07
prepaid contract
4,614
4,422
+24 +86
+25
+79
-22
9M06 CB customer base
impact
CTR impact voice non-voice equipment &
others
9M07
(in million of euros)
customer base mix
(000s)
15,140
15,400
+2%
yoy
n°1 operator for consumer contract acquisition in
3Q*
– 29% consumer contract gross adds market share*
– 224k contract net adds (annual rolling churn reduced
at 22.7% as a result of 18 months contract)
recovering in prepaid market
– 10k net adds in 3Q
ARPU growing to £261 as a result of value strategy
annual Rolling
ARPU (GBP)
257 258
261
9M revenues:
+4.3% yoy on a comparable basis
(+4.9% excl. CTR)
3Q07 personal UK
acceleration of revenue growth in 3Q (+6.8% yoy)
+10%
yoy
35.0%
32.5%
* company estimates
204 204 205
53 54 56
1Q07 2Q07 3Q07
voice ARPU data ARPU

1,142
1,029
3Q06 3Q07
(in million of euros)
+11%
yoy
improving customers acquisition performance
– 52k net additions, twice the level of 3Q06
– +181% yoy on the converged base (326k
customers)
conversion into new revenues still to come
– decline in narrowband and search revenues
– but new search contract signed with Google
is effective from October 2nd
9M revenues:
-5.4% yoy on a comparable basis
LLU population coverage
0%
5%
10%
15%
20%
25%
30%
35%
40%
45%
Mar-06 Jun-06 Sep-06 Dec-06 Mar-07 Jun-07 Sep-07
LLU population coverage
(%)
closing base ADSL (000s)
+16 pts yoy
~24%
~40%
3Q07 home UK
recovery in broadband sales momentum
* including search contract
305
322
+1
-28
-14
+24
9M06 CB BB base BB ARPU Narrow Band others* 9M07

UK: priorities & outlook
personal
home
maintain contract customer growth momentum
finalize network sharing discussions
drive improved, sustainable and consistent customer service
continue to develop new revenue streams – 2 MVNOs announced
in 3Q
further improve customer experience: customer services and
network performance
continue to build the product porfolio: Orange Max (broadband with fixed line voice), launched in September, revised converged
products from October, Digital TV trials started
develop and exploit partnerships: new Google search contract in
October
new management team announced with three priorities:
market leader for customer loyalty
set the benchmark for cost efficiency
pervasive market presence

revenues: +3.2% yoy
on a comparable basis
(+5.7% excl. CTR impact)
(in million of euros)
continuous improvement in revenues growth
– progress acceleration on a quarterly basis: 1Q is +2.3%, 2Q: +3.0%, 3Q: +4.4%
– value customer acquisition more than compensates for CTR impact and price decrease sound customer base growth**
– +14.6% yoy contract customer growth with major success of value tariffs plan
– +2.7% yoy prepaid growth
customer base (000s): +5.6% yoy
(cb)
with now 53% of contract subscribers
2,576
2,495
-15
+27
+162
-60
-8
-24
9M06 CB customer
base
Prepaid
customer
base
Postpaid
CTR voice
ARPU
non-voice equipment
& others
9M07
5,131 5,114
5,790
5,223
3Q 06 CB* 3Q 07
10,337
10,921
contract prepaid
53.0%
50.5%
3Q07 personal Spain
delivery of further revenues growth in 3Q (+4.4% yoy) confirms validity of value strategy
*including prepaid base clean-up (500k) ; ** excluding the Euskaltel impact and including prepaid base clean-up

+27% in broadband subscriber base (000s)
including Ya.com base
(in million of euros)
back to revenue growth in Home with +5.7% yoy in 3Q07
– acceleration of broadband base increase thanks to a strong churn reduction and strong performance
in corporate and wholesale
– improvement will be further enhanced by the launch of “All in One” 3P offer in September integration of YA.com
– synergies: portal and B2B activities already integrated, common premises in 4Q07, common ULL network coverage roll-out
– definition of 2-brand common roadmap for 4Q07
9M revenues: stable yoy on a comparable basis
259
429
334
291
317
436
3Q 06 3Q 07
910
1,156
3Q07 home Spain
return to revenue growth in 3Q (+5.7% yoy)
ULL Indirect ADSL
1Q07: -4.6%; 2Q07: -0.1%; 3Q07: +5.7%
YA.com
593
720
434 432
+2
+24
- 45
+ 21
9M06 CB ADSL voice and
narrowband
enterprise
and others
YA.com 9M07

personal
home
maintain momentum in contract growth (B2B and B2C)
further improve prepaid performance
build up 3G and Data services customer base
reinforce retention performance
launch new convergent offers (bundle ADSL + Internet
Everywhere)
reinforce ADSL market share through focus on “All in One”
and YA.com products sale
increase Portal audience
reinforce retention performance
launch new TV content offers
Spain: priorities & outlook

8,119
7,135
5,368
4,603
9M06 9M07
prepaid contract
1,462
1,553
261
-104
-46
-25
+4
9M06 CB customer
base impact
CTR impact voice non-voice equipment 9M07
9M07 revenues: +6.2% yoy on a comparable
basis
(in million of euros)
11,738
13,487
customer base (000s): +14.9% yoy
strong growth of customer base at 13.5m (+14.9% yoy):
– postpaid and prepaid customer base up by 16.6% yoy and 13.8% yoy respectively
– decrease of quarterly ARPU (PLN38.2 in 3Q07/ -3.5% yoy) due to CTR, partly offset by higher usage (quarterly AUPU: 104min in 3Q07/+8.3% yoy)
leadership maintained
– stable market share in value at 34.3% (33.6% in volume)*
– strong level of gross adds in the quarter (39.8% share of conquest)*
39.2%
39.8%
3Q07 personal Poland
maintaining market leadership in a slowing market
* company estimates

9M07 revenues: -8.3% yoy
on a comparable basis
(in million of euros)
broadband subscriber base (000s):
+26% yoy
slight slowdown of the revenue decline: -8.9% in 1Q07, -9% in 2Q07 and -6.8% in 3Q07
– PSTN revenues still impacted by Fixed-to-Mobile substitution and CTR
– increase of fixed voice traffic market share at 79.2% in 3Q07 vs 77.9% in 3Q06 strong retail ADSL market share (43.1% in 3Q07)
– growing broadband customer base despite market slow-down
– growing livebox user base from 5% of ADSL base in 3Q06 to 16% in 3Q07
– narrowband revenue decrease not yet compensated by broadband revenue growth
3Q07 home Poland
slower revenue decrease in a highly regulated
and competitive environment
2,336
2,143
-186
-3
-14
+10
9M06 CB PSTN internet carrier others 9M07
1,952
1,773
1,870
1Q07 2Q07 3Q07

Poland: priorities & outlook
personal
home
maintain leadership through stronger focus on value market share
–
specific commercial actions to increase acquisitions in contract market
–
stimulate active base in prepaid (Orange music, Christmas
promotions)
increase penetration of mobile broadband in business customer base
defend strong position in traditional voice through stimulating usage
preparation of new concept of TP unlimited offer for business client
IP TV roll-out to 41 cities as a tool to double its customer base in
4Q
increase loyalty and ARPU thanks to 3P bundles leveraged by
IPTV
increase data revenues by continuing leadership in IP VPN market revenue growth supported by strong increase in customer base growth:
highest quarter for net additions (3.3m in 3Q07), particularly in Egypt and Romania revenues impacted by
– CTR in Belgium and in Switzerland
– intensive competition in Ivory Coast: 5th operator to be launched end of 07, while 7th licence awarded
rebranding of Jordan mobile, fixed and Internet activities completed in September 2007 mobile customer
base (000s):
+34.7% yoy
9M revenues: +12.6% yoy on a comparable basis
(+16.5% excl. CTR)
(in million of euros)
-3.2% -3.8% +9.2% +31.4% +21.7% +24.1% +5.6% +36.5%
** disposed
as of 1st
October 2007
+45.8%
*incl. Vox Mobile
3Q07 personal ROW
sustained revenue growth outside Western Europe
10,026
11,481
1,874
1,125
2,769
9,310
1,473
2,186
3,318
Africa
Middle East
Dominicana
Moldova
Slovakia
Romania
Switzerland
Netherlands**
Belgium+Lux
5.2%
8.7%
10.0%
24.2%
6.5%
41.2%
64.1%
49.4%
yoy growth (%)
42.6%
5,673
5,036
+97
+165
+169
+20
+29
+176
+43
-24
-37
9M06 CB Belgium* Switzerland Netherlands Romania Slovakia Moldova Egypt &
Jordan
Africa Dominicana 9M07

3Q07 home ROW
ongoing development of broadband
revenue growth in Jordan and Africa mainly driven by:
– wholesale and internet development
– partly compensated by telecenters decrease in Senegal and PSTN decline
9M revenues:
+1.7% yoy on a comparable basis
1,580
1,553
+4
+31
+2
+5 +2
-17
9M06 CB UK Spain NL Jordan Africa others 9M07
(in million of euros)
-5.4% +0.5% +6.3% +1.2% +6.2%

ROW: priorities & outlook
personal
maintain growth momentum
–
monitoring ARPU in Africa and Middle East to target new
customers segments
–
accelerate roll-out of convergent models in Europe:
–
FTTH launched in Slovakia on 3
rd
Sept, extension of Wimax
coverage in Romania to 20 cities, ADSL in Switzerland launched in
June,…
–
development of non-voice revenues:
–
strong push on mobile broadband in Romania (HSDPA launched)
and Moldova; mobile multimedia services to be launched in Africa cost control everywhere
–
pursue cost efficiency program in Western Europe

quarterly revenue evolution yoy
(%)
on a comparable basis
2.3%
-0.4%
-2.0%
-2.3%
-3.7%
-7.1%
-6.3%
1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07
9M revenues: stable
yoy on a comparable basis
(in million of euros)
stabilization of revenue thanks to stronger growth in Network Related Services
– resilience confirmed in Business Network Legacy both in voice France and in data revenues
– advanced Business Network revenue growth slowdown as migration towards IP is well under way:
IP VPN accesses up 18.1% and BEW up 18.2% yoy
– ICT services** revenue growth: +16.5% yoy in 9M07, including strong equipment resales less favorable seasonality and 4Q06 base effect should mitigate 4Q07 yoy trend
*
* broadcast and equipment ; ** Extended Business Services+Business outsourcing+equipement resale
3Q07 enterprise
3Q07 growth thanks to resilience of legacy and ICT services
development
5,714
5,715
+89
+93
+105
-288
9M06 CB Business Network
Legacy
Advanced Business
Network
Extended Business
Services
Others 9M07

enterprise: priorities & outlook
* telephony over IP
maintain our strong position on voice and data in France
while supporting customer move toward IP
pursue enhancement of our portfolio on VoIP/ToIP* and focus
on customer experience
strengthen our commercial development in the emerging areas
– acquisition of the Enterprise and Managed Services Divisions of GTL in India completed in September 07: will strengthen
our presence in India and throughout the region
continue to grow ICT at high speed while improving profitability further streamline cost base

31 outlook

alleged French State Aid
in 2004, the EC stated that the
special business tax regime
applied to France Telecom from
1991 to 2002 was incompatible
with the EU Treaty
the EC ordered the French State to obtain from FT
the amount of aid estimated € 0.8-1.1 billion plus
interest
both FT and the French State lodged an appeal
against the decision
the tribunal decision is still pending
on October 18 2007, the
European Court of Justice ruled
that the French authorities had
failed to execute the
Commission’s decision of 2004
To allow the implementation of the Court of Justice of
the European Communities’ decision, FT has decided
to put under escrow an amount corresponding to the
minimum net amount estimated, adjusted from the
interests and corporate tax (i.e. € 755 millions)
the amount under escrow will be released to
FT or to the French State, depending on the
tribunal decision
at this stage, there is no change, for FT, in the
treatment of this risk as a contingent liability
escrow impact net debt but not the Group organic
cash flow

France should continue
to enjoy a good  level
of business
on going improvement
expected in UK and Spain
slight growth moderation
in emerging countries
as penetration rate
and competition increase
on going reduction in cost
base
full year trend
FY07 should be in line with the first 9 months 07 performance full roaming effect in 4Q07
increased competition level
for 4Q07 in Western Europe
putting pressure on
SACs/SRCs level
off-net and data/sms
abundance offers probable
expansion in mature
countries
less favorable seasonality
and base effect expected
in 4Q for Enterprise
growth drivers
growth mitigators

outlook
2007 guidance upgraded
previous
near stabilization
around 13% of revenues
€6.8bn
40% to 45% of organic cash
flow
below 2 by the end of  2008
GOM
margin rate
capex
organic
cash flow
debt/GOM
ratio
new
stabilization
around 13% of revenues
€7.5bn
40% to 45% of organic cash
flow
below 2 by the end of  2008
dividend

35 appendices

glossary
(1)
revenues less external purchases, other operating expenses (net of other operating income)
and labour expenses. Labour expenses presented in GOM do not include employee profit-
sharing or share-based compensation.
total number of customers who disconnect or are considered to have disconnected from its network, voluntarily or involuntarily (excluding money-back return and fraudulent connections) for the previous 12 months divided by the weighted average number of customers over the same period.
– for Personal UK, migrations between contract and prepaid products are included in individual product churn but not in overall churn. Disconnections occurring either during the money-back guaranteed 14-
days trial period or due to fraudulent connections are not included in churn. Prepaid customers are considered churned  if they have not made any outgoing calls or received less than 4 incoming calls in the last 3 months.
– for Personal France, churn includes migrations between contract and prepaid products and those customers upgrading their handsets via an indirect channel as well as prepaid customers are treated as having churned after eight months if they do not recharge their account during this eight-month period.
data presented with comparable methods, consolidation and exchange rates are presented for the preceding period.
tangible and intangible investments excluding GSM and UMTS licenses and investments through finance lease.
for PCS segment: total minutes used over the preceding 12 months (outgoing, incoming and roaming calls, excluding the traffic of Mobile Virtual Network Operators) divided by the weighted average number of customers over the same period. AUPU is expressed in minutes as a monthly usage per customer.
for HCS segment: average monthly revenues on the basis of the last twelve months divided by the weighted average number of customers over the same period.
for PCS segment: revenues of the network generated over the last twelve months (excluding revenues from mobile virtual network operators – MVNO) divided by the weighted average number of customers over the same period.
for Internet: connectivity revenues divided by the weighted average number of Internet customers during the same period.
sum of France Telecom ADSL access on the retail market (excluding monoplay usage without high-speed Internet access), the unbundling and ADSL wholesale offers sold to third party  operators and Internet access providers (IAPs).
Churn Rate
ARPU
(Average
Revenues Per
User)
GOM
Gross Operating
Margin
C.B.
(Comparable
Basis)
CAPEX
(CAPital
EXpernditures)
AUPU
(Average Usage
Per User)
ADSL market
share

glossary
(2)
wages and employees benefit expenses excluding employee profit sharing and share based compensation costs – net of capitalized costs.
external purchases including services fees and inter-operator costs, outsourcing fees relating to technical operation and maintenance and IT expenses external purchases including purchase of handset and other products sold, retail fees and commissions and advertising, sponsoring and brand costs
for PCS segment: sum of the acquisition costs for the handset sold and the commission paid to retailers from which are deducted the revenues received from the sale of handset for each customer renewing his contract.
for PCS segment: Sum of the acquisition costs for the handsets sold and the commissions paid to retailers from which are deducted the revenues received from the sale of handsets, for each new customer.
Poland mobile, Botswana, Cameroon, Dominican Republic, Egypt, Equatorial Guinea, Ivory
Coast, Jordan, Madagascar, Mali, Mauritius, Mexico, Moldova, Romania, Slovakia, Senegal,
Vanuatu, Vietnam, other countries
France, UK, Spain, Netherlands, Switzerland, Belgium, Luxembourg, Poland Fixed
active employees at end-of-period: number of persons working on the last day of the period, including both permanent and fixed-term contracts.
gross financial debt (converted at the year end closing rate), less (i) derivative instruments carried in assets for trading, cash flow hedges and fair value hedges, (ii) cash collateral paid on derivative instruments, (iii) cash and cash equivalent and financial assets at fair market value, and (iv) certain deposits paid on specific transactions, and adjusted for the impact of the effective portion of cash flow hedges.
Mature markets
Net Financial
debt
SACs
Subscriber
Acquisition
Costs
SRC
Subscriber
Retention Costs
Labour costs
IT&N costs
Commercial
costs
Growing
markets
Number of
Employees

3Q07 key operational achievements
enterprise
+65% 50% o/w with Livebox
+18% 550 business everywhere (France)
+18% 285 IP/VPN accesses
+101% 37% o/w VoIP customers
+170% 10,535 o/w broadband customers
+16.0% 106,875 mobile customers
+138% 9% o/w IPTV clients
+27% 11,441 ADSL Broadband subscribers
113,710 o/w Orange branded
+9.8% 167,762 total group customers
06/07* 3Q07
actual
in thousands
* on a comparable basis including the cleaning of the inactive prepaid base in Spain in Q207

-1,624
1,914
287
166
98
722
4,478
5,672
1,981
559
900
1,599
2,556
7,546
13,508
3Q07
-1,601
1,870
281
157
107
775
4,395
5,661
1,775
531
862
1,498
2,527
7,120
13,050
3Q06
Change
0.5% 1.2% 7,385 7,351 personal France
4.3% 6.8% 4,614 4,422
personal UK
3.2% 4.4% 2,576 2,495 personal Spain
6.2% 5.2% 1,553 1,462 personal Poland
12.6% 11.6% 5,673 5,036
personal ROW
-0.3% 0.2% 16,840 16,884
total home
1.4% 1.9% 13,315 13,137 home France
-8.3% -6.8% 2,143 2,336
home Poland
-5.4% -8.1% 305 322 home UK
0.5% 5.7% 434 432 home Spain
5.3% 2.1% 841 799 home other ROW
0.0% 2.3% 5,714 5,715 total enterprise
1.4% 1.4% -4,786 -4,721 eliminations
5.1% 6.0% 21,653 20,594
total personal
2.5% 3.5% 39,420 38,471 group revenues
9M07/
9M06
3Q07/
3Q06
9M07 9M06*
in million of euros
3Q07 revenue growth
strong performance mainly driven by RoW, domestic,
UK and Spain operations
* on a comparable basis, ie adjusted from forex (-60M€) and perimeter and other impact (+91M€ )

headcount evolution
* on a comparable basis; ** permanent headcount
189,276
195,920
France
international
headcount evolution **
*
107,323
113,294
81,953
82,626
end of September 2006
end of September 2007

interconnect & IT&Networks costs
improved by 1.1 ppt yoy
other IT&N
costs
interconnect
costs
9,698
(25.2% of Rev.)
9,514
(24.1% of Rev.)
interconnect & IT&N costs* evolution (in million of euros)
interconnection costs
IT&N costs
*  including labour costs related to IT&N, ** cut in call termination rate (Mobile operators only), *** net of capitalized costs
***
5,933
5,994
-152
+29
+261
-322
3,705
3,581
9M06 CB CTR cut**
inter-operator costs IT&N non labour
opex
Labour opex 9M07

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: October 25, 2007	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information